Exhibit 99.1

China Finance Online Reports 2012 Third Quarter and Nine Months Unaudited Financial Results

Beijing, China, December 13, 2012 – China Finance Online Co. Limited (“China Finance Online”, or the “Company”, “we”, “us” or “our”) (NASDAQ GS: JRJC), a technology-driven, user-focused market leader in China providing vertically integrated financial information and services including news, data, analytics, securities investment advisory and brokerage-related services, today announced its unaudited financial results for the third quarter and nine months ended September 30, 2012.

2012 Third Quarter Financial Summary

•	Net revenues were $7.2 million compared with $13.5 million for the third quarter of 2011 due to the Company’s strategic transition amid a challenging business environment;

•	Gross profit was $5.5 million compared with $11.2 million for the third quarter of 2011;

•	Net loss attributable to China Finance Online was $3.2 million.

Nine Months Ended September 30, 2012 Financial Summary

•	Net revenues were $24.4 million compared with $42.2 million for the first nine months of 2011;

•	Gross profit was $18.1 million compared with $35.5 million for the first nine months of 2011;

•	Net loss attributable to China Finance Online was $7.0 million.

Key Developments

•	In November 2012, the Company changed its independent registered public accounting firm from Deloitte Touche Tohmatsu CPA Ltd. to Grant Thornton China;

•

In November 2012, the Company entered into an agreement with Tsinghua University’s PBC School of Finance E-finance Lab for long-term strategic cooperation mainly on research and project incubation related to internet-based financial services.

2012 Third Quarter Results

Net revenues for the third quarter of 2012 were $7.2 million compared with $13.5 million for the third quarter of 2011. The main sources of the Company’s net revenues were subscription fees from individual customers, subscription fees from institutional customers, advertising revenues and revenues from brokerage-related services, which contributed 55%, 11%, 24% and 10% to total revenues respectively, compared with 75%, 6%, 13%, and 5%, respectively, for the comparable period in 2011. Revenues from subscription fees paid by individual customers decreased 61.0% year-over-year to $4.0 million. The decrease is largely the result of the Company’s previously disclosed strategic transition and the continued weakening of China’s stock market. Institutional subscription revenues decreased 4.1% year-over-year to $0.8 million. Revenues from advertising were $1.7 million, in line with the third quarter of 2011. Revenues from brokerage-related services decreased slightly year-over-year to $0.7 million.

For the third quarter of 2012, gross profit was $5.5 million compared with $11.2 million for the third quarter in 2011. Gross margin for the third quarter of 2012 was 75.5% compared with 83.0% for the third quarter of 2011. The year-over-year decrease in gross margin was mainly due to lower revenues.

General and administrative (“G&A”) expenses for the third quarter of 2012 were $2.9 million, or 40.6% of net revenues, compared with $3.1 million, or 23.2% of net revenues for the comparable period in 2011. The decrease in G&A expenses in absolute value was mainly due to lower fees for professional services. The increase in G&A expenses as a percentage of quarterly revenues was mainly due to lower revenues.

Sales and marketing expenses for the third quarter of 2012 were $3.1 million, or 42.4% of net revenues compared with $5.3 million, or 38.9% in the third quarter of 2011. The decrease in sales and marketing expenses in absolute value was due to lower marketing expenses and sales commissions.

Product development expenses for the third quarter of 2012 were $2.6 million, or 36.4% of net revenues, compared with $3.4 million, or 25.3% of net revenues for the same quarter in 2011. The Company continues to prioritize investment in its data, product and technical capabilities while streamlining for higher efficiency.

Total operating expenses for the third quarter of 2012 were $8.6 million, down from $14.1 million in the third quarter of 2011.

Net loss attributable to China Finance Online for the third quarter of 2012 was $3.2 million, compared with a net loss of $3.5 million in the third quarter of 2011. Both basic and diluted weighted average number of ordinary shares in the third quarter of 2012 was 109 million. Each ADS represents five ordinary shares of the Company.

As of September 30, 2012, total cash, cash equivalents and restricted cash were $72.4 million and short-term investments were $2.7 million. Accounts receivable in non-margin related business were $4.6 million while Daily Growth had margin-related accounts receivables of $18.7 million. Daily Growth continues to implement strict margin account screening and ongoing monitoring to ensure the safe return of capital.

Total China Finance Online Co. Limited’s shareholders’ equity was $84.1 million as of September 30, 2012.

The combined current and non-current deferred revenues at the end of the third quarter of 2012, which represented prepaid service fees made by customers for subscription services that have not been rendered as of September 30, 2012, were $13.1 million.

Nine Months Ended September 30, 2012 Results

Total net revenues for the nine months ended September 30, 2012 were $24.4 million, compared with $42.2 million in the first nine months last year. Gross profit for the first nine months of 2012 was $18.1 million, compared with $35.5 million in the same period in 2011. Gross margin was 74.2% for the first nine months of 2012. Net loss attributable to China Finance Online for the first nine months of 2012 was $7.0 million, compared with a net loss of $3.9 million in the same period in 2011.

Change of Auditor

In November, the Company changed its independent registered public accounting firm Deloitte Touche Tohmatsu CPA Ltd. to Grant Thornton China (“GT”). The change was driven by fee considerations as part of the Company’s recent cost control measures, recommended by the Company’s audit committee and approved by the Company’s Board of Directors.

The Company believes that GT is one of the top-ranked independent accounting firms with the highest level of service, global expertise and impeccable track records in both China and the United States. The Company does not believe that such auditor change will affect the timely filing of its annual report on Form 20-F for the year ending December 31, 2012.

Recent Development

In November, the Company entered into an agreement with Tsinghua University’s PBC School of Finance E-finance Lab for a long-term strategic cooperation mainly on financial research and project incubation. Leveraging on China Finance Online’s expertise in financial services and internet capabilities and Tsinghua University’s PBC School of Finance’s strength in in-depth financial research, the collaboration aims to explore new opportunities in the field of internet-based financial services.

Established in 1981, the PBC School of Finance was previously the Graduate School of People’s Bank of China (PBC). The School has graduated two thousand alumni over the last thirty years, many of who currently hold key leadership positions at strategically important financial institutions and government agencies. With its top-tier education and elite alumni network, the School enjoys the highest reputation for graduate and post-graduate programs in finance, and was integrated into Tsinghua University, one of the most renowned universities in China, in early 2012.

“We are honored to be selected as a long-term strategic partner for Tsinghua’s PBC School of Finance. We look forward to launching collaboration on a variety of fields including research and project incubation related to internet finance, providing internship and employment opportunities, co-education of post-doctor students, as well as co-hosting high-end commerce and finance themed forums and conferences. The agreement serves as a solid acknowledgement of our industry-leading competency and future prospect,” said Mr. Zhiwei Zhao, Chairman and CEO of China Finance Online.

“Business environment remains considerably challenging as the Chinese economy grows at its slowest pace in three years and the Chinese stock market continues its slide to new multi-year lows. Facing difficulties, we have streamlined our operations to become a leaner and more efficient Company. We also have plans to initiate additional cost-cutting measures going forward,” commented Mr. Zhao. “We are starting to see early signs of stabilization in cash attrition and anticipate our financial position to improve further in 2013. With significant number of high net worth households and the rising middle-class, the market prospect for securities investment advisory and wealth management in China remains exciting in the long run. We continue to lay the foundation for future growth through attracting customers through our flagship financial portal sites, enhancing our financial data and product capabilities, developing technology and human infrastructure, and resource consolidation.”

Conference Call Information

The Company will host a conference call and a simultaneous webcast, on December 13, 2012 at 8:00 p.m. Eastern Time/December 14, 2012 9:00 a.m. Beijing Time. Interested parties may participate in the conference call by dialing approximately five minutes before the call start time at U.S. +1-877-847-0047, Hong Kong +852-3006-8101, Singapore 8008-523-396, or China 800-876-5011, and the pass code for all regions is 686390.

A replay of the conference call will be available shortly after the conclusion of the event through 11:00 p.m. Eastern Time on December 20, 2012 (or 12:00 p.m. Beijing Time on December 21, 2012). The dial-in details for the replay: U.S. +1-866-572-7808, Hong Kong +852-3012-8000, Singapore 800-101-2157, China 800-876-5013. Access code: 686390.

The conference call will be available as a live webcast and replay at: http://www.media-server.com/m/p/mt8s64hm

About China Finance Online

China Finance Online Co. Limited is a technology-driven, user-focused market leader in China in providing vertically integrated financial information and services including news, data, analytics, securities investment advisory and brokerage-related services. Through its flagship portal sites, www.jrj.com and www.stockstar.com, the Company offers basic software and information services to individual investors which integrate financial and listed-company data, information and analytics from multiple sources. Leveraging on its robust internet capabilities and registered user base, China Finance Online is developing securities investment advisory and over time wealth management services. Through its subsidiary, Genius, the Company provides financial database and analytics to institutional customers including domestic brokerages and investment firms. Through its subsidiary, Daily Growth, the Company provides securities brokerage services in Hong Kong.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, this release contains the following forward-looking statements regarding:

•	our product upgrade and strategic transformation initiative;

•	our plans to streamline our corporate structure;

•	our strategic collaboration with Tsinghua University’s PBC School of Finance E-finance Lab;

•	our prospect on stabilization in cash attrition and improvement of our financial position;

•	our ability to timely file annual report on Form 20-F for the year ending December 31, 2012; and

•	the market prospect of the business of securities investment advisory and wealth management.

Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, which risks and uncertainties include, among others, the following:

•	the changing customer needs, regulatory environment and market condition that we are subject to;

•	the uneven condition of the world and Chinese economy that could lead to volatility in the equity markets and affect our operating results in the coming quarters;

•	the impact of a poor performing Chinese stock market on our future performance;

•	the unpredictability of our strategic transformation and upgrade;

•	the degree to which our strategic collaborations with partners will yield successful outcome;

•	the prospect for China’s high-net-worth and middle-class households;

•	the competition we are facing in the new business of securities investment advisory and wealth management;

•	global macroeconomic uncertainties;

•	wavering investor confidence that could impact our business; and

•	possible non-cash goodwill, intangible assets and investment impairment may adversely affect our net income.

Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F under “Forward-Looking Information” and “Risk Factors”. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contact:

Julie Zhu

China Finance Online Co. Limited

+86-10-5832-5288

ir@jrj.com

Shiwei Yin

Grayling

646-284-9474

shiwei.yin@grayling.com

Tables follow

China Finance Online Co. Limited

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	Sep. 30, 2012	Dec. 31, 2011
Assets
Current assets:
Cash and cash equivalents	43,710	64,641
Restricted cash	28,690	29,861
Trust bank balances held on behalf of customers	8,490	18,664
Accounts receivable, net—others	4,608	1,468
Accounts receivable, net—margin clients	18,718	12,889
Loan receivable	1,605	9,566
Short-term investments	2,685	10,701
Prepaid expenses and other current assets	3,399	3,577
Deferred tax assets, current	492	634
Total current assets	112,397	152,001
Property and equipment, net	5,402	6,530
Acquired intangible assets, net	4,718	—
Rental deposits	746	738
Goodwill	3,023	—
Deferred tax assets, non-current	257	484
Other deposits	230	224
Total assets	126,773	159,977
Liabilities and equity
Current liabilities:
Deferred revenue, current (including deferred revenue, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $3,799 and $7,037 as of September 30,2012 and December 31,2011, respectively)	9,240	17,287
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $1,891 and $3,127 as of September 30,2012 and December 31, 2011, respectively)	4,299	6,458
Short-term loan(including short-term loan of the consolidated variable interest entities without recourse to China Finance Online Co. Limited nil and nil as of September 30,2012 and December 31, 2011, respectively)	13,542	19,171
Amount due to customers for trust bank balances held on behalf of customers(including amount due to customers for trust bank balances held on behalf of customers of the consolidated variable interest entities without recourse to China Finance Online Co. Limited nil and nil as of September 30,2012 and December 31, 2011, respectively)	8,490	18,664
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $234 and $115 as of September 30, 2012 and December 31, 2011, respectively)	489	144
Deferred tax liabilities, current(including deferred tax liability, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $319 and $3 as of September 30, 2012 and December 31, 2011, respectively)	320	45
Income taxes payable (including income taxes payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited nil and $25 as of September 30,2012 and December 31,2011, respectively)	436	135
Total current liabilities	36,816	61,904
Deferred tax liabilities, non-current (including deferred tax liabilities, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $1,179 and nil as of September 30, 2012 and December 31, 2011, respectively)	1,179	—
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $1,277 and $3,033 as of September 30,2012 and December 31,2011, respectively)	3,850	7,237
Total liabilities	41,845	69,141
Noncontrolling interests	817	(105)
Total China Finance Online Co. Limited Shareholders’ equity	84,111	90,941
Total liabilities and equity	126,773	159,977

China Finance Online Co. Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of U.S. dollars, except share and ADS related data)

	Three months ended			Nine months ended
	Sep. 30, 2012	Sep. 30, 2011	Jun. 30, 2012	Sep. 30, 2012	Sep. 30, 2011
Net revenues	7,228	13,515	8,100	24,437	42,248
Cost of revenues	(1,771)	(2,303)	(2,552)	(6,311)	(6,704)
Gross profit	5,457	11,212	5,548	18,126	35,544
Operating expenses
General and administrative(includes share-based compensation expenses of $198, $347, $197, $569 and $1,110, respectively)	(2,933)	(3,137)	(2,602)	(8,301)	(8,481)
Sales and marketing (includes share-based compensation expenses of $6, $33, $6,$20 and $103, respectively)	(3,063)	(5,251)	(3,281)	(9,893)	(16,884)
Product development (includes share-based compensation expenses of $3, $23, $3, $9 and $73, respectively)	(2,633)	(3,415)	(2,696)	(8,534)	(9,898)
Loss from impairment of intangible assets	—	(641)	—	—	(641)
Loss from impairment of goodwill	—	(1,667)	—	—	(1,667)
Total operating expenses	(8,629)	(14,111)	(8,579)	(26,728)	(37,571)
Government subsidies	54	14	—	73	251
Loss from operations	(3,118)	(2,885)	(3,031)	(8,529)	(1,776)
Interest income	687	565	885	2,660	2,005
Interest expense	(100)	(64)	(206)	(430)	(190)
Investment gain, net	47	497	184	409	854
Other income (loss), net	(41)	15	(21)	17	69
Exchange gain (loss), net	(69)	481	(131)	(175)	1,104
Loss from impairment of cost method investment	—	—	—	—	(1,480)
Income (loss) before income tax expenses	(2,594)	(1,391)	(2,320)	(6,048)	586
Income tax expenses	(629)	(2,359)	(276)	(961)	(4,646)
Net loss	(3,223)	(3,750)	(2,596)	(7,009)	(4,060)
Less: Net loss attributable to the noncontrolling interest	(65)	(232)	(14)	(16)	(139)
Net loss attributable to China Finance Online Co. Limited	(3,158)	(3,518)	(2,582)	(6,993)	(3,921)
Net loss	(3,223)	(3,750)	(2,596)	(7,009)	(4,060)
Changes in foreign currency translation adjustment	(263)	1,109	(200)	(403)	2,520
Net unrealized gain loss on available-for-sale securities, net of tax effects of $9, nil, ($3), $6 and nil, respectively	—	—	47	32	—
Other comprehensive income, net of tax	(263)	1,109	(153)	(371)	2,520
Comprehensive loss	(3,486)	(2,641)	(2,749)	(7,380)	(1,540)
Less: comprehensive loss attributable to noncontrolling interest	(65)	(232)	(14)	(16)	(139)
Comprehensive loss attributable to China Finance Online Co. Limited	(3,421)	(2,409)	(2,735)	(7,364)	(1,401)
Net loss per share attributable to China Finance Online Co. Limited
Basic	(0.03)	(0.03)	(0.02)	(0.06)	(0.04)
Diluted	(0.03)	(0.03)	(0.02)	(0.06)	(0.04)
Loss per ADS
Basic	(0.14)	(0.16)	(0.12)	(0.32)	(0.18)
Diluted	(0.14)	(0.16)	(0.12)	(0.32)	(0.18)
Weighted average ordinary shares
Basic	108,982,101	108,967,101	108,982,101	108,982,101	108,956,762
Diluted	108,982,101	108,967,101	108,982,101	108,982,101	108,956,762
Weighted average ADSs
Basic	21,796,420	21,793,420	21,796,420	21,796,420	21,791,352
Diluted	21,796,420	21,793,420	21,796,420	21,796,420	21,791,352